EXHIBIT 11.1

COMPUTATION OF PER SHARE EARNINGS

	2005	2004	2003

Net Earnings	$1,379,921	$1,120,628	$851,077

Dividends Paid	(619,712)	(572,724)	(524,193)

	$ 760,209	$ 547,904	$326,884

Weighted Average Shares Outstanding	104,171	99,248	93,239

Earnings Per Share of Common Stock	$7.30	$5.52	$3.51